[redacted]

14041276

RECEIVED 2014 JUL 21 PM 4:47 SEC / MR

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: April 30, 2013 |
| Estimated average burden hours per response....12.00 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 66882 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/13** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**E.L.K. Capital Advisors, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1033 Skokie Blvd., Suite 430**
(No. and Street)

| **Northbrook** | **IL** | **60062** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Randall S. Winters** **(847) 919-3544**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

**Rubio CPA, PC**
(Name – *if individual, state last, first, middle name*)

| **900 Circle 75 Parkway SE, Suite 1100** | **Atlanta** | **Georgia** | **30339** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, **Randall S. Winters**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

**E.L.K. Capital Advisors, LLC**, as

of **December 31**, **2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KAREN G BUCKNER
Notary Public - State of Illinois
My Commission Expires Oct 26, 2016

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

# E.L.K. CAPITAL ADVISORS, LLC
# FINANCIAL STATEMENTS AND SCHEDULES

**For the Year Ended**
**December 31, 2013**
**With Independent Auditor's Report**

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

# INDEPENDENT AUDITOR'S REPORT

To the Stockholder
E.L.K. Capital Advisors, LLC

## Report on the Financial Statements

We have audited the accompanying financial statements of E.L.K. Capital Advisors, LLC which comprise the statement of financial condition as of December 31, 2013 and the related statements of operations, stockholder's equity, and cash flows for the year then ended, and the notes to the financial statements that will be filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E.L.K. Capital Advisors, LLC as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Supplemental Information**

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

February 5, 2014
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

**E.L.K. CAPITAL ADVISORS, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2013**

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 31,986 |
| Accounts receivable | | 158,438 |
| Office furniture and equipment, net of accumulated depreciation of $46,399 | | 5,566 |
| Deposits and other | | 5,381 |
| | $ | 201,371 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable | $ | 3,199 |
| Accrued retirement plan contribution | | 1138 |
| Total liabilities | | 4,337 |
| Stockholder's equity | | 197,034 |
| Total liabilities and stockholder's equity | $ | 201,371 |

The accompanying notes are an integral part of these financial statements.

**E.L.K. CAPITAL ADVISORS, LLC**
**STATEMENT OF OPERATIONS**
**For the Year Ended December 31, 2013**

| | |
|---|---|
| REVENUES: | |
| Placement fees | $ 265,584 |
| Advisory fees | 209,375 |
| Total revenue | 474,959 |
| EXPENSES: | |
| Compensation and benefits | 79,943 |
| Communications and data processing | 4,448 |
| Occupancy | 20,700 |
| Other operating expenses | 107,080 |
| Total expenses | 212,171 |
| NET INCOME | $ 262,788 |

The accompanying notes are an integral part of these financial statements.

**E.L.K. CAPITAL ADVISORS, LLC**
**STATEMENT OF STOCKHOLDER'S EQUITY**
**For the Year Ended December 31, 2013**

| | Paid In Capital | Retained Earnings | Total |
|---|---|---|---|
| Balance, December 31, 2012 | $ 225,000 | $ (167,754) | $ 57,246 |
| Net income | | 262,788 | 262,788 |
| Contributions of capital | 42,000 | | 42,000 |
| Distributions to stockholder | | (165,000) | (165,000) |
| Balance, December 31, 2013 | $ 267,000 | $ (69,966) | $ 197,034 |

The accompanying notes are an integral part of these financial statements.

**E.L.K. CAPITAL ADVISORS, LLC**
**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2013**

| | 2013 |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ 262,788 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 6,293 |
| Increase in accounts receivable | (158,438) |
| Decrease in due from member | 3,718 |
| Decrease in deposits and other | 2,620 |
| Decrease in accounts payable and accrued expenses | (10,010) |
| Net cash provided by operating activities | 106,971 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | |
| Purchase of property and equipment | (2,681) |
| Net cash used by investing activities | (2,681) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Distributions to stockholder | (165,000) |
| Capital contributions | 42,000 |
| Net cash used by financing activities | (123,000) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | (18,710) |
| CASH AND CASH EQUIVALENTS: | |
| Beginning of year | 50,696 |
| End of year | $ 31,986 |

The accompanying notes are an integral part of these financial statements.

**E.L.K. CAPITAL ADVISORS, LLC**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2013**

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: E.L.K. Capital Advisors, LLC (the Company) was organized as an Illinois Limited Liability Company by its sole Stockholder, ELK Investments, Inc., to provide advisory and consulting services related to capital raising activities and mergers and acquisitions for limited partnerships and private equity funds throughout the United States. The Company is an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority.

Income Taxes: The Company has elected to be an S corporation under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its stockholder and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a S corporation, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2010.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents in a high credit quality bank. Balances at times may exceed federally insured limits.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Property and Equipment: Property and equipment are recorded at cost. Depreciation and amortization is computed using the straight-line method over estimated useful lives of three to seven years.

Date of Management's Review: Subsequent events were evaluated through February 5, 2014, which is the date the financial statements were available to be issued.

Revenue Recognition: Placement fees are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company. Other consulting fees are recognized as billed.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $27,648 which was $22,648 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .16 to 1.0.

NOTE 3 – CONCENTRATIONS

Approximately 86% of all revenues earned during 2013 were from two customers.

NOTE 4 – EMPLOYEE BENEFIT PLAN

The Company maintains a profit sharing and 401(k) plan covering all eligible employees. The plan provides for both discretionary profit sharing contributions and safe harbor matching contributions by the Company as annually determined by its Stockholder. Employer contributions for 2013 amounted to $1,138.

NOTE 5 – LEASES

During 2013, the Company leased office premises under operating leases and received sublease income from a registered rep. The Company's commitment under its office premises leases at December 31, 2013 is approximately the following:

| | |
|---|---|
| 2014 | $ 10,000 |
| | $ 10,000 |

Rent expense, net of sublease income of $12,000, for 2013 was approximately $20,700.

**E.L.K. CAPITAL ADVISORS, LLC**

**Supplementary Information**
**Pursuant to Rule 17(a)-5 of the**
**Securities Exchange Act of 1934**

**December 31, 2013**

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

**E.L.K. CAPITAL ADVISORS, LLC**

**SCHEDULE I**
**COMPUTATION OF NET CAPITAL UNDER**
**RULE 15c3-1 OF THE SECURITIES**
**AND EXCHANGE COMMISSION**
**ACT OF 1934**

**December 31, 2013**

| | |
|---|---|
| Net Capital | |
| Total stockholder's equity qualified for net capital | $ 197,034 |
| Deduction for non-allowable assets: | |
| Accounts receivable | (158,437) |
| Deposits and other assets | (5006) |
| Due from member | (377) |
| Office furniture and equipment | (5,566) |
| Net capital before haircuts | 27,648 |
| Less haircuts | - |
| Net capital | 27,648 |
| Minimum net capital required | 5,000 |
| Excess net capital | $ 22,648 |
| Aggregate Indebtedness: | |
| Liabilities | $ 4338 |
| Minimum net capital based on aggregate indebtedness | $ 289 |
| Ratio of aggregate indebtedness to net capital | .16 to 1.0 |

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2013

There is no significant difference between net capital as reported in the amended FOCUS Part IIA filed February 3, 2014 and net capital as reported above.

## E.L.K. CAPITAL ADVISORS, LLC

### SCHEDULE II
### COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
### DECEMBER 31, 2013

The Company is not required to file the above schedules pursuant to Securities and Exchange Commission Rule 15c3-3 paragraph (k)(2)(i).

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholder of
E.L.K. Capital Advisors, LLC:

In planning and performing our audit of the financial statements of E.L.K. Capital Advisors, LLC for the year ended December 31, 2013 we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by E.L.K. Capital Advisors, LLC that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the year ended December 31, 2013 and this report does not effect our report thereon dated February 5, 2014.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the

Company's practices and procedures were adequate at December 31, 2013 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 5, 2014
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC